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                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                               ------------------------

                                     SCHEDULE 13D
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  (AMENDMENT NO. 1)

                               ------------------------

                               CHATEAU PROPERTIES, INC.
                                   (Name of Issuer)


                                     COMMON STOCK
                               PAR VALUE $.01 PER SHARE
                            (Title of Class of Securities)

                                      161739107
                                    (Cusip Number)
                               ------------------------

                                   GARY P. MCDANIEL
                        PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                ROC COMMUNITIES, INC.
                               6430 SOUTH QUEBEC STREET
                              ENGLEWOOD, COLORADO 80111
                                    (303) 741-3707

                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                               ------------------------

                                       COPY TO:
                                JAY L. BERNSTEIN, ESQ.
                                    ROGERS & WELLS
                                   200 PARK AVENUE
                               NEW YORK, NEW YORK 10166
                                    (212) 878-8000

                               ------------------------

                                  SEPTEMBER 17, 1996
               (Date of event which requires filing of this statement)

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/ / Check box if the filing person has previously filed a statement on Schedule
    13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4).

/ / Check box if a fee is being paid with the statement.

- -------------------------------------------------------------------------------

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                           AMENDMENT NO. 1 TO SCHEDULE 13D

    This Amendment No. 1, which relates to the common stock, par value $.01 per share ("Shares"), of Chateau Properties, Inc. ("Chateau") and is being filed by ROC Communities, Inc. ("ROC"), supplements and amends the Statement on Schedule 13D relating to the Shares originally filed by ROC with the Commission on July 29, 1996 (the "Original Statement"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Original Statement.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    ROC presently anticipates that if it purchases any Chateau Common Stock (as defined in Item 5) as it is now permitted to do to a limited extent (see Item
5), ROC would fund any such purchase from working capital or other sources, which could include borrowings.

ITEM 4.  PURPOSE OF THE TRANSACTION.

    On September 18, 1996, ROC announced that it had entered into an Amended and Restated Agreement and Plan of Merger (the "Amended Merger Agreement"), dated as of September 17, 1996, among ROC, Chateau, and RSub, which contemplates a strategic business combination transaction pursuant to which RSub will merge with ROC, with ROC surviving the merger (the "Merger").

    As a result of the Merger, each outstanding share of common stock, par value $.01 per share, of ROC ("ROC Common Stock") and each outstanding share of non-voting redeemable stock, par value $.01 per share, of ROC ("ROC Non-Voting Stock") will be converted into 1.042 shares of common stock, par value $.01 per share, of Chateau ("Chateau Common Stock"). The Amended Merger Agreement provides that Chateau will declare and pay a stock dividend on the Chateau Common Stock equal to 3.16% (in the aggregate) of the outstanding Chateau Common Stock (on a fully diluted basis) to securityholders of record immediately prior to the effective time of the Merger. The dividend will be declared prior to, but is contingent upon, the consummation of the Merger. The Merger is subject to a number of conditions, as described in the Amended Merger Agreement.

    In connection with the execution of the Amended Merger Agreement, Chateau has agreed to waive in part the provisions of a standstill agreement applicable to ROC, and, as a result, ROC is permitted to purchase up to 7% of the outstanding shares of Chateau Common Stock. However, ROC has not made any determination at this time as to the number of shares of Chateau Common Stock it will purchase pursuant to such right, or whether ROC will purchase any such shares. Pursuant to such waiver, ROC has agreed to vote all shares of Chateau Common Stock owned by ROC in favor of the Merger.

    Effective upon consummation of the Merger, two of Chateau's seven directors will resign and the size of Chateau's board of directors will be increased by three directors to a total of ten directors, and ROC will have the right to appoint five of those ten directors.

    In connection with the execution of the Amended Merger Agreement, ROC also entered into (i) a First Amendment, dated as of September 17, 1996, to the Stock Option Agreement between ROC and Chateau, and (ii) a First Amendment, dated as of September 17, 1996, to the Agreement and Irrevocable Proxy among C.G. Kellogg, Tamara D. Fischer, John A. Boll and ROC, in each case in order to make certain technical and conforming amendments.

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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER.

    The information set forth above under Item 5 is incorporated in this Item 6 by reference as if fully set forth herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit 7.3 Amended and Restated Agreement and Plan of Merger, dated as of September 17, 1996, among ROC Communities, Inc., Chateau Properties, Inc. and R Acquisition Sub, Inc. (incorporated by reference to Exhibit 7.1 to ROC's Current Report on Form 8-K dated September 20, 1996).

    Exhibit 7.4 First Amendment, dated as of September 17, 1996, to the Stock Option Agreement between Chateau Properties, Inc., as issuer, and ROC Communities, Inc., as grantee (incorporated by reference to Exhibit 7.2 to ROC's Current Report on Form 8-K dated September 20, 1996).

    Exhibit 7.5 First Amendment, dated as of September 17, 1996, to the Agreement and Irrevocable Proxy by and between C.G. Kellogg, Tamara D. Fischer and John A. Boll and ROC Communities, Inc. (incorporated by reference to Exhibit 7.3 to ROC's Current Report on Form 8-K dated September 20, 1996).

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                                   SIGNATURE


    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 20, 1996


                                       ROC COMMUNITIES, INC.


                                       By: /s/ GARY P. MCDANIEL
                                           ---------------------------------
                                           Gary P. McDaniel
                                           President and Chief Executive Officer


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